Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 13 DATED APRIL 25, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering; and
•	Declaration of dividend.

Status of Our Public Offering

As previously discussed in the Offering Circular dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”), we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of April 22, 2016, we had raised total gross offering proceeds of approximately $40.2 million from settled subscriptions (including the $529,770 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 4,024,505 of our common shares, with additional subscriptions for an aggregate of 147,985 common shares, representing additional potential gross offering proceeds of approximately $1.5 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of April 22, 2016, 880,487 of our common shares remained available for sale to the public under our Offering.

Pursuant to our distribution support agreement, until the earlier of December 31, 2017, or the date on which Fundrise, LP has purchased an aggregate amount of our common shares equal to $1,000,000 (the “distribution support period”), if our Adjusted Funds From Operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. As of April 22, 2016, pursuant to the distribution support agreement, Fundrise, LP had purchased 32,977 of our common shares for an aggregate purchase price of $329,770.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Declaration of Dividend

On April 20, 2016, the manager of the Company declared a daily distribution of $0.0027397260 per share (the “Daily Distribution Amount”) (which equates to approximately 10.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on May 1, 2016 and ending on June 30, 2016 (the “May and June 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the May and June 2016 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2016. While the Company’s manager is under no obligation to do so, the annualized basis return assumes that the manager will declare distributions in the future similar to the distributions disclosed herein.